Exhibit 99.1

BioBlast Announces Positive Preclinical Proof-Of-Concept Results Of Its Novel Read-through Platform in Spinal Muscular Atrophy (SMA)

TEL AVIV, Israel, June 22, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage orphan disease-focused biotechnology company, announced today positive preclinical in vitro and in vivo proof-of-concept study results for its Read-through drug candidate (BBrm02) for Spinal Muscular Atrophy (SMA). BBrm02 is a proprietary, intrathecal formulation of azithromycin.

In a series of cell and mouse studies BBrm02 was effective in creating high levels of full length SMN2 protein (Survival Motor Neuron 2) in the central nervous system resulting in a high degree of cellular and disease phenotypic rescues.

Significant levels of full length SMN2 protein were detected following treatment with BBrm02 in several different patient cell lines representing different stages of disease severity. This SMN2 protein was tested for biological activity and was found to be highly functional.

In two different mouse models of Spinal Muscular Atrophy, BBrm02 was effective in preventing weight loss, increasing animal survival, and in normalizing a range of neurological functions, including, among others, the ability of the mouse to return to four feet from a supine position (“time-to-right” test) and to walk on a narrow tube (“tube-test”), both of which measure equilibrium and muscle strength.

Colin Foster, BioBlast’s President and CEO commented: “We are excited to share this comprehensive proof of concept as it establishes the efficacy of our lead drug candidate in our Read-through Platform for Spinal Muscular Atrophy. Importantly, given that BBrm02 is a repurposed drug (azithromycin), we believe there is a reasonable possibility for a short developmental process. We plan to start a Phase 2a study with BBrm02 at year-end, 2015.”

Mr. Foster also noted that there are no drugs approved today for SMA, which is an orphan disease with approximately 30,000 patients in the U.S. and an equal number in Europe.

About BBrm – And Read-through Platform

BBrm is BioBlast’s family of small molecule non-glycoside, repurposed drugs for the treatment of patients with genetic disorders that arise from a type of genetic mutation known as a nonsense mutation (stop codon). The platform enables the read-through (deactivation) of the genetic defects that stop synthesis of proteins called stop codons. Deactivation of a disease-causing nonsense mutation can alleviate the symptoms of the corresponding genetic disease.

BBrm02 For The Treatment Of Spinal Muscular Atrophy (SMA)

With our BBrm platform, BioBlast has developed a novel therapeutic candidate for SMA. SMA is the leading genetic cause of infant mortality and is caused by the loss of a functional Survival Motor Neuron 1 protein (SMN1). The disease is manifested by loss of muscle mass and mobility as well as severe compromises related to vital functions such as respiration. Another protein called SMN2 (Survival Motor Neuron 2) is a nearly identical copy of SMN1, differentiated only by a silent, single-nucleotide mutation within the DNA. SMN2 partially compensates for the dysfunction of SMN1, however, the small amount of the functional protein that is produced from the SMN2 gene is not able to fully compensate for the loss of SMN1. Prior independent studies proposed that read-through agents, such as aminoglycosides, could induce the read-through of the stop codon located in the SMN2 gene, thus elongating the SMN2 and creating a full length functional protein that can compensate for the non-functioning SMN1, thereby alleviating the disease.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. For more information please visit the Company's website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss the possibility for a short development process for BBrm02 and our plan to start a Phase 2a study with BBrm02 at the end of 2015, or that our platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in Bio Blast Pharma's prospectus dated July 30, 2014 filed with the Securities and Exchange Commission ("SEC") and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

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Andrew McDonald

Founding Partner

LifeSci Advisors, LLC

Andrew@LifeSciAdvisors.com

646-597-6987